Exhibit 99.9

5CS010.001 – SSR Mining Inc. NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada	Page 1

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada, October 20, 2017, with an effective date of December 31, 2016.

I, Michael Selby, do hereby certify that:

1)	I am a Principal Consultant (Mining) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 101, 1984 Regent Street South, Sudbury, Ontario, Canada;

2)

I am a graduate of Queen’s University in 2001, I obtained a Bachelor of Science in Mining Engineering. I have practiced my profession continuously since 2001 in operating, engineering, and consultancy roles. I have extensive experience in conducting mining technical studies, including: trade-off studies on cut-off value, mining method, primary access, ore and waste handling. My experience also includes the design and execution of mining stopes, lateral and vertical development, underground infrastructure and construction. I have worked extensively with developing production schedules, labour and mobile equipment profiles, capital, sustaining and operating cost estimates, and narrow vein long-hole mining methods;

3)

I am a Professional Engineer registered with the Association of Professional Engineers & Geoscientists of Saskatchewan (APEGS#30781) and the Association of Professional Engineers of Ontario (PEO#100083134).

4)	I have personally inspected the subject project on May 29 to May 31, 2017.

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)

I am the co-author of this report and responsible for sections 1, 2, 3, 13, 15, 16, 17, 18, 19, 21, 22, 24, 25, 26 and 27 and accept professional responsibility for those sections of this technical report;

8)	I have provided mining engineering consultancy services to the subject property in 2013;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK Consulting (Canada) Inc. was retained by SSR Mining Inc. to prepare a technical audit of the Seabee Gold Operation. In conducting our audit, a gap analysis of project technical data was completed using Canadian Securities Administrators National Instrument 43-101 guidelines. The report is based on a site visit, a review of project files and discussions with SSR Mining Inc. personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Seabee Gold Operation or securities of SSR Mining Inc.; and

12)

As of the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“Original signed and sealed”]
Sudbury, Ontario October 20, 2017	Michael Selby, PEng (APEGS#30781) Principal Consultant (Mining)

MS	October 20, 2017